November 16, 2006

VIA OVERNIGHT MAIL

Mr. John Reynolds

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Dekania Corp.
Amendment 4 to Registration Statement on Form S-1
File No. 333-134776 Filed on October 10, 2006

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to respond to your comment letter dated November 9, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 4 to the registration statement. We are sending under separate cover four courtesy copies, in both clean and blacklined form, of the amended registration statement.

Summary, page 1

1.	In your discussion of the plan of dissolution and liquidation on page 12, revise the language beginning “we will promptly dissolve, liquidate and distribute…” to clarify that that a liquidation and distribution are subject to meeting the requirements of Section 281(b) of the DGCL, including, in particular, providing for priority claims of creditors. This disclosure should also be revised throughout the prospectus as applicable in order for the prospectus to be internally consistent. In issuing this comment, the staff has taken note of the additional disclosure concerning Section 281(b) of the DGCL elsewhere on page 12.

The Company has revised the prospectus at page 12 to make the requested clarification to the cited language. A conforming change has been made at page 62.

Mr. John Reynolds

United States Securities and Exchange Commission

November 16, 2006

Summary - Financial Data, page 16

2.	Please revise your table to include a footnote that discloses the amount of deferred compensation (i.e., related to the incentive warrants) included in the as adjusted stockholders’ equity amount.

The Company has revised the prospectus by adding a new footnote 5 to the table on page 16 discussing the treatment of the incentive warrants with respect to stockholders’ equity.

Risk Factors, page 17

3.	We note the risk factor “We may choose to redeem our outstanding warrants” on page 20 discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Please revise this risk factor to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

The Company has revised the prospectus at page 20 to clarify that the Company may only redeem the warrants if a current registration statement is in effect from and including the date it issues a redemption notice to and including the date of redemption.

Use of Proceeds, page 43

4.	We reviewed your response to our prior comment 20, noting the change in the terms of the sponsor letter of credit. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We do not see how you have presented a basis for inclusion of the sponsor letter of credit in the use of proceeds table. There continues to be no evidence that any proceeds will be received from the letter of credit. Please remove this amount (i.e., $3 million) from your use of proceeds table. We would not object to disclosure of the sponsor letter of credit in a footnote to the table.

The Company has revised the prospectus at page 43 so that the sponsor letter of credit amount has been removed from the table and disclosed in a new footnote 1.

Mr. John Reynolds

United States Securities and Exchange Commission

November 16, 2006

Capitalization, page 49

5.	Please revise your table to include a footnote that discloses the amount of deferred compensation included in the as adjusted stockholders’ equity amount (i.e., related to the incentive warrants).

The Company has revised the prospectus by adding a new footnote (4) to the table on page 49 discussing the treatment of the incentive warrants with respect to stockholders’ equity.

Plan of dissolution and liquidation if no business combination, page 62

6.	In light of the fact that as of the current date the company has no executed waivers from any of its vendors, service providers or potential target companies, and the indemnifications to be provided to the company by certain of its officers/directors are limited in scope, including by the nature and extent of the waivers which have not yet been obtained, provide the basis for the statement that the likelihood of any claim resulting in a liability extending to the trust account is “limited.”

The Company believes that the use of the word “limited” at the end of the incomplete paragraph at the top of page 64 is appropriate since the sentence is qualified by the lead-in “To the extent we are able to obtain these waivers. . .” The Company believes that any grounds for invalidating the waivers would be limited to specific factual claims, principally lack of capacity or duress. Since the Company will be dealing with sophisticated businesses, the Company does not believe that any such claims are likely or, if made, likely to succeed.

Mr. John Reynolds

United States Securities and Exchange Commission

November 16, 2006

Financial Statements General

General

7.	On page 79, we note Cohen Brothers Acquisitions, LLC transferred 150,000 shares of stock for $0.01 to your Vice Chairman and Director, Mr. Ricciardi, in August 2006. We also note Mr. Ricciardi joined Dekania in August 2006. Please provide us with your basis for the $0.01 per share price (since your offering is priced at $8.00 per unit). Also, tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T. for this share transfer.

In connection with the transfer of the shares by the Sponsor to the newly appointed director of the Company, the Company notes that, as of the date of transfer and as of the date hereof, the Company’s registration statement has not yet become effective. In addition, the Company notes that neither it nor the underwriters have signed an underwritten agreement and, therefore, that there is no firm commitment underwriting in place at this time. Because the Company has negative working capital, and a limited amount of capital, and because there is no additional value in the Company and no committed source for future value prior to the Company having an effective registration statement and a signed underwriting agreement, the transfer was effected at the original share price. Additionally, the Company considers the Sponsor’s transfer as a reassignment of the founders’ shares and that the $0.01 per share price paid by Mr. Ricciardi was identical to the price paid by all other founders for their shares. The Sponsor received the $0.01 per share price as a means to reimburse it for the founders’ shares that it transferred.

Based on the foregoing, at the time of the transfer of the shares, the Company’s common stock did not have a value greater than what was originally paid by the original founders since the Company did not have an effective registration statement, did not have a signed underwriting agreement and had no other material assets. Therefore, the Company believes that Staff Accounting Bulletin Topic 5.T. is inapplicable to the transfer of the shares.

Notes to Financial Statements

Note 2 - Proposed Offerings, F-9

8.	Please revise the first paragraph of this note to clarify that if a prospectus relating to the common stock to be issued upon the exercise of the public warrants is not current, the warrants may expire worthless.

The Company has revised both the first and second paragraphs of Note 2 at pages F-9 and F-10 to provide the requested disclosure regarding the public warrants.

Mr. John Reynolds

United States Securities and Exchange Commission

November 16, 2006

9.	Please revise to disclose that the private placement warrants will not be exercisable at any time that a registration statement with respect to the public warrants is not effective and a prospectus is not available for use by the public warrant holders, consistent with your disclosure on page 6.

The Company has further revised Note 2 to provide the requested disclosure regarding the private placement warrants.

10.	Please revise to clarify if the warrants underlying the private placement units can be settled in unregistered shares.

The Company has further revised Note 2 to clarify that the warrants underlying the private placement units may not be settled in unregistered shares.

Note 5 - Commitments, F-10

11.	We reviewed your response to our prior comment 28. Based on your disclosure it appears that the incentive warrants are only exercisable if an effective registration statement related the stock underlying the incentive warrants is in place. We also note Section 2.1 of Exhibit 4.5, Form of Incentive Warrant, states that the incentive warrants will not be exercisable at any time that a registration statement with respect to the public warrants is not effective and a prospectus is not available for use by the public warrant holders. Please reconcile these statements and revise your filing as necessary.

The Company has revised Note 5 at page F-10 to make it clear that the incentive warrants may not be exercised at any time that a registration statement with respect to the public warrants is not effective and a prospectus is not available for use by the holders of the public warrants.

12.	In conjunction with the comment above, please revise your disclosure to clarify if the incentive warrants can be settled in unregistered shares.

The Company has further revised Note 5 to disclose that the incentive warrants may not be settled in unregistered shares.

Signature page

13.	Revise the signature page to provide for the signature of the company’s principal accounting officer.

The Company has revised the signature page to indicate that the Company’s Chief Financial Officer is also its principal accounting officer.

Mr. John Reynolds

United States Securities and Exchange Commission

November 16, 2006

Exhibits

Ex. 1.1 Underwriting Agreement

14.	Please explain the proviso that precedes the signature line for Cohen Bros. Acquisitions, LLC on page 52 of the agreement. We note also that certain of the provisions that are agreed to and accepted are not in the document provided in the exhibit. Please explain.

Since Cohen Bros. Acquisitions, LLC is the sponsor of the issuer, and not itself the issuer, of the securities which are the subject of the underwriting agreement, it has only limited obligations under the underwriting agreement, which are set forth in the sections recited in the proviso. The Company believes that each of the sections recited in the proviso appears in the underwriting agreement.

Exhibit 4A Form of Warrant Agreement

15.	Please revise section 3.3.2 of the warrant agreement to clarify that the warrants may expire worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current, consistent with disclosures in your filing.

The Company has revised Section 3.3.2 of the warrant agreement to provide the requested clarification as a new last sentence to the section.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey